Exhibit (a)(1)(B)
Date: 4/9/24
To: Eligible Employees
From: Charlie Bachtell
Subject: Introducing the Cresco Labs Option Exchange Program
A message from Charlie Bachtell to eligible Cresco Labs employees regarding a new equity program that runs through May 6.
Hi NAME,
I’m incredibly proud that every employee owns a piece of Cresco Labs through our equity program. OWNERSHIP is one of our Core Values because every single person here plays a critical role in creating the Most Important Company in Cannabis. Today, I’m thrilled to introduce the Cresco Labs Option Exchange Program.
Here’s why we’re doing it:
•Most Cresco Labs equity grants were awarded when our stock price was much higher than it is now.
•The challenges in the cannabis industry and economy in recent years have flattened stock prices for all cannabis companies, including Cresco Labs.
oThis means today, most employees’ stock options’ exercise prices are significantly higher than our current stock price, so the options are worth much less, aka they’re "underwater." (Stock options are “in the money” when their exercise prices are lower than the stock price.)
•We put the Option Exchange Program in place so you can exchange your existing options for new Cresco Labs options that are more aligned with the current stock price. The number of new options you receive will be approximately equal to your current options’ current value based on a pre-determined exchange ratio, but this exchange provides your options with the potential to grow in value if our stock price rises over time.
Here’s what you need to know now:
•The Option Exchange Program is open April 9 – May 6 at 10:59 p.m. CT. After this time, you cannot exchange your existing options.
•Today, you will receive an email from Aon (awardchoice@aon.com) with instructions on how to exchange your options. I strongly encourage you to review the educational information and FAQs included first, and attend one of our educational sessions on April 11 or April 16. This is a complex topic that takes time to understand fully. Also, since we can’t give you financial advice, I recommend you consult trusted publicly available resources or a financial professional if you have questions about how this impacts your financial situation.
•You can contact Siebert, our employee equity platform partner, to connect with their independent financial advisory services team at no cost to you. If you don’t already have a financial advisor, you can reach Siebert at 1-800-872-0444. Please note that Cresco Labs does not have any connection to Siebert’s advisory services.

Exhibit (a)(1)(B)
If you have questions about the Cresco Labs Option Exchange Program or our equity program in general, or if you do not receive the email from awardchoice@aon.com, please contact equity@crescolabs.com.
Thank you for everything you’ve done and will continue to do for Cresco Labs!
Charlie

Please note that employees who are represented by labor unions and covered by a collective bargaining agreement are not eligible to participate in the Option Exchange Program, except as provided for in their CBAs or otherwise negotiated.
This notice does not constitute an offer. The full terms of the Option Exchange Program are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investors.crescolabs.com/financials/sec-filings/default.aspx or through the SEC website at www.sec.gov.